TODD SHIPYARDS CORPORATION

ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR

JUNE 28, 2009

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 3	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...August 06, 2009...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the first quarter ended June 28, 2009. For the quarter, we reported net income of $1.5 million or $0.26 per diluted share on revenue of $34.6 million. For the prior year first quarter ended June 29, 2008, we reported a net loss of $1.3 million or $0.23 per diluted share on revenue of $18.2 million.

Our first quarter revenue of $34.6 million reflects an increase of $16.4 million or 90% from the same period last fiscal year. The quarter to quarter increase largely results from higher volumes of ship repair and new construction activity for Government and commercial customers. Net income in the first quarter of fiscal year 2009 was unfavorably impacted by lower Navy repair volumes, primarily due to the lack of a major aircraft carrier availability in fiscal year 2009 due to timing of deployments, and lower new construction volumes. In addition, we established a $3.1 million reserve during the first quarter of fiscal year 2009 related to questioned subcontractor costs incurred during our 2005 project on the Navy aircraft carrier, USS John C. Stennis.

For the quarter ended June 28, 2009, we reported operating income of $1.8 million. In the prior year quarter ended June 29, 2008, we reported an operating loss of $2.9 million. The increase in operating income in the first quarter of fiscal 2010 versus the first quarter of the prior year primarily results from the changes in revenue noted above.

We reported investment and other income of $0.5 million and $1.0 million for the quarters ended June 28, 2009 and June 29, 2008, respectively.

For the first quarter ended June 28, 2009, we reported income before income taxes of $2.3 million and recorded $0.8 million of federal income tax expense, resulting in net income for the period of $1.5 million. For the prior year first quarter ended June 29, 2008, we reported a loss before income taxes of $2.0 million and recorded federal income tax benefit of $0.7 million, resulting in a net loss reported for the period of $1.3 million.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended June 28, 2009 and June 29, 2008
(in thousands of dollars, except per share data)

	Three Months Ended
	06/28/09	06/29/08

Revenues	$ 34,635	$ 18,192
Operating expenses:
Cost of revenue	24,788	13,394
Administrative and manufacturing overhead	8,096	7,760
Other insurance settlements	(30)	(14)
Total operating expenses	32,854	21,140
Operating income/(loss)	1,781	(2,948)
Investment and other income	525	955
Income/(loss) before income tax expense	2,306	(1,993)
Income tax (expense)/benefit	(784)	668
Net income/(loss)	$ 1,522	$ (1,325)

Net income/(loss) per common share
Diluted	$ 0.26	$ (0.23)
Weighted average shares outstanding
Diluted	5,783	5,758

A copy of our financial statements for the quarter ended June 28, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
June 28, 2009 and March 29, 2009
(in thousands of dollars)
	06/28/09	03/29/09

ASSETS
Cash and cash equivalents	$ 5,111	$ 4,551
Securities available-for-sale	20,097	19,003
Accounts receivable
U.S. Government	6,522	5,035
Other, net	5,880	8,878
Costs and estimated profits in excess of billings on incomplete contracts	15,426	12,326
Inventory	1,511	1,523
Insurance receivable	382	382
Other current assets	2,282	3,457
Deferred taxes	63	66
Total current assets	57,274	55,221
Property, plant, and equipment, net	31,746	32,045
Restricted cash	3,903	3,807
Deferred pension assets	7,404	7,942
Insurance receivable	8,652	8,622
Intangible assets, net	1,783	1,859
Goodwill	1,109	1,109
Other long-term assets	1,670	3,635
Total assets	$ 113,541	$ 114,240

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals	$ 14,703	$ 13,403
Accrued payroll and related liabilities	1,896	2,142
Billings in excess of costs and estimated profits on incomplete contracts	8,349	8,619
Environmental and other reserves	382	382
Taxes payable other than income taxes	1,257	1,376
Income taxes payable	1,123	1,199
Total current liabilities	27,710	27,121
Environmental and other reserves	10,698	10,703
Accrued post retirement health benefits	6,941	8,701
Deferred taxes	1,061	1,171
Other non-current liabilities	1,666	2,413
Total liabilities	48,076	50,109
Stockholders' equity
Common stock $.01 par value, authorized 19,500,000 shares,
issued 11,828,305 shares at June 28, 2009 and March 29, 2009,
and outstanding 5,766,071 shares at June 28, 2009 and March 29, 2009	118	118
Paid-in capital	38,738	38,690
Retained earnings	81,288	80,056
Accumulated other comprehensive loss	(10,752)	(10,806)
Treasury stock (6,062,234 shares at June 28, 2009 and March 29, 2009)	(43,927)	(43,927)
Total stockholders' equity	65,465	64,131
Total liabilities and stockholders' equity	$ 113,541	$ 114,240

A copy of our financial statements for the quarter ended June 28, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.